Exhibit 1

All shares identified on this Schedule 13G are owned directly by AstraZeneca AB. AstraZeneca AB is a Swedish corporation and a wholly-owned subsidiary of AstraZeneca Treasury Limited, which is an English corporation and a wholly-owned subsidiary of AstraZeneca UK Limited, which is an English corporation and a subsidiary of AstraZeneca Holding AB and AstraZeneca PLC. AstraZeneca Holding AB is a Swedish corporation and a wholly-owned subsidiary of AstraZeneca PLC, an English corporation.